SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

Multi-Manager TEI Portfolio, LLC

(Name of Issuer)

Multi-Manager TEI Portfolio, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

David W. Reidy c/o GenSpring Family Offices, LLC 150 South U.S. Highway One Jupiter, Florida 33477	With a copy to: Kenneth Gerstein, Esq. Schulte Roth & Zabel, LLP 919 Third Avenue New York, NY 10022 (212) 756-2533

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(September 21, 2012)

(Date Tender Offer First Published, Sent or Given to Interest Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

N/A (a)	N/A (b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at $136.40 per million of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $321.62

Form or Registration No.: Schedule TO, Registration No. 005-85023

Filing Parties: Multi-Manager TEI Portfolio, LLC

Date Filed: September 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 21, 2012 by Multi-Manager TEI Portfolio, LLC (the “TEI Portfolio”) in connection with an offer (the “Offer”) by the Portfolio to purchase up to $2,806,493 of interests in the Portfolio (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits 99.2 and 99.3 to the Statement.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

Mr. Jean Brunel resigned his position as a Director of the TEI Portfolio, effective October 15, 2012. He is no longer affiliated with GenSpring Family Offices, LLC, and thus, no longer a member of the team responsible for managing the investments of the TEI Portfolio.

The information contained in the Supplement to Offer to Purchase, dated October 22, 2012, attached as Appendix A hereto, will be distributed to investors in the TEI Portfolio contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2012

MULTI-MANAGER TEI PORTFOLIO, LLC

By:	/s/ David W. Reidy
Name:	David W. Reidy
Title:	Secretary

Appendix A

MULTI-MANAGER TEI PORTFOLIO, LLC

c/o GenSpring Family Offices, LLC

150 South U.S. Highway One

Jupiter, Florida 33477

Supplement to

OFFER TO PURCHASE

Dated October 22, 2012

To the Members of

Multi-Manager TEI Portfolio, LLC:

Notification is being made to all Members that Mr. Jean Brunel resigned his position as a Director of the Multi-Manager TEI Portfolio, LLC (“TEI Portfolio”), effective October 15, 2012. He is no longer affiliated with GenSpring Family Offices, LLC, and thus, no longer a member of the team responsible for managing the investments of the TEI Portfolio.

All of the other terms of the original Offer to Purchase and related Letter of Transmittal remain unchanged.